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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                       SEC File Number:333-47977

                           NOTIFICATION OF LATE FILING

(Check One) ___ Form 10-K ___ Form 20-F __ Form 11-K  _X_ Form 10-Q
 ___ Form N-SAR

                 For Fiscal Quarter Ended: March 31, 2000

 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE
PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:        American ATM Corp.
                         -----------------------------------------

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Former Name if Applicable

Address of Principal Executive Office (Street and Number):5061 North Dixie
Highway

City, State and Zip Code:   Boca Raton, FL 33431
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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
    [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         As a result of a serious illness of the primary accountant responsible for the Company's audit, preparation of the information, including the financial statements, in the Form 10-Q has taken longer than originally anticipated. Hence, the Company will be filing the Form 10-Q after the scheduled due date.

         The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its Form 10-QSB in as expeditious a manner as possible in light of the circumstances described above.

        The Company, therefore, intends to file its Form 10-QSB for the three months ended March 31, 2000 as soon as practicable, but no later than 5 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.
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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Wayne Kight                                  (561)367-8433
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      (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). ___ Yes _X_ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ___ Yes _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


AMERICAN ATM CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2000              By: /s/ Wayne Kight
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                                    Wayne Kight, President and Treasurer
                                    (Principal Financial and Accounting Officer)